26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 30, 2021

CONFIDENTIAL

Ta Tanisha Meadows

Doug Jones

Daniel Morris

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Draft Registration Statement on Form F-1

Confidentially Submitted March 26, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Morris, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 22, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 26, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:  Pierre-Luc Arsenault3 | Lai Yi Chau | Damien Coles6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

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The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.	Please revise your summary to clarify that investors will have ownership in a holding company that does not directly own all of its operations in China. Please also disclose in the summary that you rely on dividends and other distributions on equity paid by your PRC subsidiaries for your cash and financing requirements, including the funds necessary to pay dividends.

In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of the Revised Draft Registration Statement.

2.	We note disclosure in the first paragraph under the graphic on page 3 stating that you also operate in the IT related solutions services segment. Please revise the summary, where appropriate, to describe your operations in this segment, including the percentage of your total revenues that come from IT related solutions services.

In response to the Staff’s comment, the Company has added the requested disclosure on page 3 of the Revised Draft Registration Statement.

3.	We note your risk factor disclosure at page 29 about Beijing Sentu. Please revise your summary to disclose that the shareholders of your variable interest entity may have interests that conflict with yours.

In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of the Revised Draft Registration Statement.

Corporate History and Structure, page 5

4.	Please revise to explain why Beijing Sentu was delisted in May 2016. In addition, please revise at page 7 to add a chart showing the anticipated post-offering ownership structure of the company, including respective percentages of the controlling entities and minority shareholders.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 6, 7, 58 and 59 of the Revised Draft Registration Statement.

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Our collaborative relationships with Tianyi Video, page 19

5.	We note several references to your prior experience with Tianyi Video and how your collaboration with it helped you to subsequently launch your mobile application. Please revise to more fully describe the nature of your early experience with Tianyi Video and how that experience carried over to your mobile launch. In particular, please explain how your experience with Tianyi allowed you to “develop the know-how and technology” to launch your app.

In response to the Staff’s comment, the Company has added the requested disclosure on page 19 of the Revised Draft Registration Statement.

6.	We note your disclosure that Tianyi Video made the decision to offer all of the educational content on its platform to the public for free for several months during the pandemic. Please revise your disclosure to discuss the circumstances under which third-parties, such as Tianyi, may set or alter your pricing structure.

The Company respectfully advises the Staff that third-parties, such as Tianyi, could not set or alter the Company’s pricing structure. The Company further respectfully advises the Staff that the Company has revised the requested disclosure on page 19 of the Revised Draft Registration Statement.

Failure to make adequate contributions to various employee benefits plans, page 27

7.	We note your disclosure that you failed to make full contributions to the social insurance and housing provident fund for some of your employees during the period from 2018 to 2020. Please quantify the amounts due and the penalties which may be assessable.

In response to the Staff’s comment, the Company has added the requested disclosure on page 31 of the Revised Draft Registration Statement.

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PRC regulation of loans and direct investment by of shore holding companies, page 33

8.	You disclose the following restrictions on loans to Jianzhi Beijing:

●	“loans by us to Jianzhi Beijing, our subsidiary in the PRC, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange (“SAFE”), or its local counterparts, or filed with SAFE in its information system;

●	loans by us to our PRC Operating Entities, over a certain threshold, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterparts, or filed with SAFE in its information system; and

●	capital contribution to Jianzhi Beijing must be approved by recorded with the MOFCOM or their respective local counterparts.”

In light of the restrictions described above, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or VIEs following this offering, and discuss any regulatory approvals you will be seeking specifically in order to allocate proceeds from this offering to your PRC subsidiaries or VIEs.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 37 and 38, 115 and 116 of the Revised Draft Registration Statement.

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[Our post-offering memorandum and articles of association . . .], page 39

9.	We note that this risk factor and certain other disclosures in this prospectus contain bracketed language which appears to indicate that underlying documents or agreements, such as the deposit agreement, have not been finalized. Please note that we will not comment on this disclosure until the terms of the documents or agreements have been established and they have been filed as exhibits to the registration statement.

The Company acknowledges the Staff’s comment. The Company respectfully undertakes that if any such underlying documents become available, the Company will provide the Staff with a copy of the documents on a supplemental basis.

Contractual Arrangements with Our VIE and Its Shareholders, page 54

10.	Please file the agreements related to the your transactions with Beijing Sentu in September 2018, including the contractual arrangements pursuant to which you gained control over Beijing Sentu. Alternatively, please tell us why you do not believe these agreements are required to be filed.

The Company acknowledges the Staff’s comment. The Company respectfully undertakes that it will provide the Staff with a copy of VIE agreements in the next round of filing on a supplemental basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

11.	Please disclose either here or in the notes to the financial statements information that allows investors to evaluate the nature of assets held by, and the operations of, each VIE entity apart from the consolidated entity. Include information of any assets and operations of any VIE that are not subject to involvement with the consolidated entity. Accompany the disclosure with a discussion of the risks and uncertainties that may result in deconsolidation of any VIE.

In response to the Staff’s comment, the Company hereby confirms that Beijing Sentu is the only VIE entity of the company and the Company has consolidated Beijing Sentu and its subsidiaries in the Company’s consolidated financial statements. The Company further respectfully advises the Staff that the Company has revised the requested disclosure on page 82 of the Revised Draft Registration Statement.

Demand for Online Educational Content, page 62

12.	We note your statement here and elsewhere in the prospectus that “online education is superior.” Please substantiate this claim or revise to qualify this statement as management’s belief.

In response to the Staff’s comment, the Company has added the requested disclosure on page 67 of the Revised Draft Registration Statement.

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Continued Collaboration with Third Parties, page 63

13.	Please expand your discussion of your relationship with third-party content providers and their significance to your ability to continuously offer new products. To the extent that your agreements with certain content providers are material, please describe the terms of these agreements, including term, termination, and licensing provisions, and file them as exhibits.

In response to the Staff’s comment, the Company has added the requested disclosure on page 68 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that it believes that any single agreement between the Company and third-party content providers does not reach the threshold of “material contracts”. Accordingly, the Company has not included the agreements between the Company and third-party content providers as exhibits to the Company’s Revised Draft Registration Statement.

Liquidity and Capital Resources, page 70

14.	We note from the parent only financial statements contained in note 17 to the consolidated financial statements that the amounts due from entities within the Group are significant and materially increased from December 31, 2019 to December 31, 2020. Please disclose how these amounts due to the parent are expected to be settled and when.

In response to the Staff’s comment, the Company has revised the disclosure on Note 17, page F-37 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that the amounts due from entities within the Group presented in current assets actually represents the investment in subsidiaries, VIE and VIE’s subsidiaries. The Company combined the balance into the investment in subsidiaries, VIE and VIE’s subsidiaries presented in non-current assets. Furthermore, the balance of amounts due from entities within the Group presented in non-current assets represents the advances to subsidiaries. To date, the Company has no repayment plan.

Operating Activities, page 71

15.	The discussion appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. For example, an analysis should be on why net cash of operating activities increased by 34% between fiscal 2019 and 2020. The analysis should address and quantify the significant drivers underlying the change and how they impact operating cash. Please refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 76, 77 and F-14 of the Revised Draft Registration Statement.

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16.	We note in note 1 to the financial statements the net cash used in operating activities by the VIE entities of RMB28.3 million for 2020 compared to consolidated net cash provided by operating activities of RMB97.8 million for 2020. Please disclose the reason for the negative cash flow of the VIE’s, and how the positive cash flow was generated by the remainder of the consolidated entity.

In response to the Staff’s comment, the Company has added the requested disclosure on page 76 of the Revised Draft Registration Statement.

17.	We note the balance of accounts receivable at December 31, 2020 is 28.4% of the amount of revenue generated for 2020. Please explain to us, and disclose as appropriate, the reason for this apparent relatively high relationship. Also explain the impacts on your operating cash flow of carrying such a high balance of accounts receivable, whether you have any concerns on the collectability of the balance, and your expectations on when the balance will be collected. In so doing, integrate into the explanation in more detail the impact of increases in trade receivables in 2020 due to increases in amounts due from your customers that are not obligated to make payment to you until they are paid by their customers and delays in corporate operations across China due to the COVID-19 outbreak disclosed in the risk factor on page 18.

In response to the Staff’s comment, the Company has added the requested disclosure on page 75 of the Revised Draft Registration Statement.

Capital Requirement, page 84

18.	Please explain and provide the basis for your statement that capital requirements are a barrier to entry in online education. To the contrary, it would appear that barriers to entry for online education are at historic lows due to the availability of platforms which allow individuals to offer online classes in specific areas of expertise without significant overhead expenses.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 4 and 90 of the Revised Draft Registration Statement.

Business, page 88

19.	We note your disclosure in the third paragraph of this section that you are the seventh largest digital content provider for higher education in China. Please disclose the metric upon which your ranking is measured and how the category is defined. For instance, it is unclear whether universities would be considered digital content providers for purposes of these rankings.

The Company respectfully advises the Staff that the ranking is based in the revenue of the Company derived from providing digital contents for higher education institutions in 2020. Only companies providing digital contents for higher education institutions are considered as players in the market. Higher education institutions are not considered as market players. The Company further respectfully advises the Staff that the Company added the requested disclosure on pages 1, 66, 88 and 94 of the Revised Draft Registration Statement.

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Cutting-edge and Practical Educational Content, page 91

20.	Describe the process by which you are able to ensure that your curriculum meets applicable standards for professional certifications. For example, it is unclear from your disclosure whether your instructors liaise or otherwise collaborate with accrediting bodies to develop course materials.

In response to the Staff’s comment, the Company has added the requested disclosure on page 100 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that its professional certificate related content is in the form of written exams and guidance without the involvement of instructors.

Established and Integrated Omni-channel Sales, page 91

21.	Describe the terms of your agreements with higher education and library customers, including term and termination provisions and applicable licensing restrictions. To the extent that these agreements are material, please file them as exhibits with your next amendment.

In response to the Staff’s comment, the Company has added the requested disclosure on page 97 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that it believes that any single agreement between the Company and higher education and library customers does not reach the threshold of “material contracts”. Accordingly, the Company has not included the agreements between the Company and higher education and library customers, as exhibits to the Company’s Revised Draft Registration Statement.

Sales and Marketing, page 99

22.	We note your reference to key performance indicators in this section. Please revise to disclose the key performance indicators, including non-financial indicators, and clarify how they are used to manage the business.

In response to the Staff’s comment, the Company has added the requested disclosure on page 105 of the Revised Draft Registration Statement.

Regulations on Foreign Exchange and Offshore Investment, page 108

23.	Revise this section to state specifically how the regulations discussed apply to the company and to describe the consequences to your business if you are not currently in compliance or subsequently lapse into non-compliance. In addition, please expand the Regulations section to discuss the series of favorable policies to encourage talent development and high quality online education resources in China which are referenced at page 61 of your MD&A section and page 88 of the Business section.

In response to the Staff’s comment, the Company has added the requested disclosure on how regulations apply and the consequences of non-compliance to our business on pages 114, 115 of the Revised Draft Registration Statement, and the Company has also added the requested disclosure of favorable policies on page 111 of the Revised Draft Registration Statement.

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Notes to the Consolidated Financial Statements

Note 1 - Organization and Business Description, page F-9

24.	Please disclose whether there are any assets of any VIE that only can be used to settle obligations of the VIE, and lack of recourse if creditors of any VIE have no recourse to the general credit of the primary beneficiary. Refer to ASC 810-10-50-3.

In response to the Staff’s comment, the Company has added the requested disclosure on Note 1, page F-14 of the Revised Draft Registration Statement.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

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Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP